As filed with the Securities and Exchange Commission on March 30, 2010.

1934 Act File No. 1-10882

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

AEGON USA PRODUCERS’ STOCK PURCHASE PLAN

(Full title of the plan and the address of the plan, if

different from that of the issuer named below)

AEGON N.V.

AEGONplein 50

2591 TV The Hague

The Netherlands

(Name of the issuer of the securities held pursuant to

the plan and the address of its principal executive office)

FINANCIAL STATEMENTS

The financial statements of the AEGON USA Producers’ Stock Purchase Plan and Plan Trust (the “Plan”) filed as part of this Annual Report have been prepared in accordance with U.S. generally accepted accounting principles.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS

AEGON USA Producers’ Stock Purchase Plan and Plan Trust

Years Ended December 31, 2009, 2008, and 2007

With Report of Independent Registered Public Accounting Firm

AEGON USA Producers’ Stock

Purchase Plan and Plan Trust

Financial Statements

Years Ended December 31, 2009, 2008, and 2007

Report of Independent Registered Public Accounting Firm

The Board of Trustees

AEGON USA Producers’ Stock

Purchase Plan and Plan Trust

We have audited the accompanying statements of financial condition of the AEGON USA Producers’ Stock Purchase Plan and Plan Trust as of December 31, 2009 and 2008, and the related statements of operations and changes in plan equity for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the AEGON USA Producers’ Stock Purchase Plan and Plan Trust at December 31, 2009 and 2008, and its operations and changes in plan equity for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

March 30, 2010

Des Moines, Iowa

AEGON USA Producers’ Stock

Purchase Plan and Plan Trust

Statements of Financial Condition

	December 31
	2009	2008
Assets
Investments – vested common stock of AEGON N.V. held in trust, at fair value:
2,951,887 shares (2008 – 2,632,490 shares); cost $55,721,587 (2008 – $54,220,617)	$18,921,596	$15,926,565
Investments – nonvested common stock of AEGON N.V. held in trust, at fair value:
109,304 shares (2008 – 93,003 shares); cost $1,433,006 (2008 – $1,400,073)	700,639	562,668
Contributions receivable from participants	225,874	207,358
Cash	37,461	60,932

Plan equity	$19,885,570	$16,757,523

See accompanying notes.

AEGON USA Producers’ Stock

Purchase Plan and Plan Trust

Statements of Operations and Changes in Plan Equity

	Year Ended December 31
	2009	2008	2007
Investment gain (loss):
Change in net unrealized appreciation/depreciation in fair value of investments	$1,599,099	$(28,894,642)	$(3,358,408)
Realized losses on investments	(240)	(1,070)	(13,602)
Dividends and interest	—	1,988,188	1,652,031

	1,598,859	(26,907,524)	(1,719,979)

Contributions:
Participants	3,153,758	4,247,847	4,624,082
Participating companies	808,095	943,688	905,317

	3,961,853	5,191,535	5,529,399

Benefits paid to participants	(2,432,665)	(3,855,565)	(7,993,427)

Net increase (decrease) in plan equity	3,128,047	(25,571,554)	(4,184,007)
Plan equity at beginning of year	16,757,523	42,329,077	46,513,084

Plan equity at end of year	$19,885,570	$16,757,523	$42,329,077

See accompanying notes.

AEGON USA Producers’ Stock

Purchase Plan and Plan Trust

Notes to Financial Statements

December 31, 2009

1. Description of Plan

The following description of the AEGON USA Producers’ Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan’s prospectus for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary stock purchase plan established for designated sales agents and representatives of the following participating companies: Transamerica Life Insurance Company, Monumental Life Insurance Company, Stonebridge Life Insurance Company, Western Reserve Life Assurance Co. of Ohio, and World Financial Group (referred to as the Participating Company or Companies). Massachusetts Fidelity Trust Company, an affiliate of the Participating Companies, is the Trustee. AEGON USA, LLC, an indirect parent and affiliate of the Participating Companies, provides administrative services to the Plan. All vested plan assets are held by the AEGON USA Producers’ Stock Purchase Plan Trust (the Trust). The Trust’s assets include AEGON N.V. common stock (common stock) and temporary cash held solely for reinvestment or distribution of cash dividends, as well as for cash withdrawals of fractional shares. The common stock of AEGON N.V. is quoted on the stock exchanges in Amsterdam, New York (NYSE), and London. The Trust holds all vested shares attributable to voluntary participant and Participating Company contributions. The Trustee purchases whole shares of common stock to offset the liability corresponding to the Participating Companies’ contributions and holds these shares separately until vested.

Participation

Participation is voluntary and available to individual sales agents and representatives who are currently licensed or contracted with a Participating Company and who meet specific eligibility requirements established by the Participating Companies. These specific requirements are generally based on production credits or sales quotas.

Contributions

Participants may contribute a percentage of their commissions as determined by the Participating Companies. However, voluntary participant contributions may not exceed the lesser of $120,000 or 25% of a participant’s commissions in any plan year. Contributions from Participating Companies are determined by specific formulas as designed by those Participating Companies. Additional amounts may also be contributed to the Plan at the discretion of each of the Participating Companies.

AEGON USA Producers’ Stock

Purchase Plan and Plan Trust

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Dividends

In the event that dividends are paid on vested common stock held by the Trust, the participant may elect to receive the dividends in cash or to reinvest the proceeds in additional shares of common stock. All dividends paid on nonvested shares are automatically reinvested.

Vesting

All participant contributions are vested 100%. Participating Company contributions vest at a rate of 10% for each full calendar year that a participant is active in the Plan. Notwithstanding these general vesting requirements, participants who began participation in the Plan within three months after the Plan became effective for their Participating Company were granted years of service for vesting purposes based on their original contracting date. Immediate and full vesting in Participating Company contributions shall occur in the event of a participant’s death, permanent disability, or attainment of age 65.

Forfeited shares of terminated participants’ nonvested accounts are allocated to participants based on current-year contributions to the Plan. Forfeited shares of 7,776, 9,449, and 4,113 were allocated to participants for the years ended December 31, 2009, 2008, and 2007, respectively.

Although they have not expressed any intent to do so, the Participating Companies have the right to amend or terminate the Plan and the Trust at any time. Any such amendments to the Plan and the Trust may not diminish the rights of the participants.

Plan Benefits

Total withdrawals from the Trust may occur at any time at the participant’s request. Participants who otherwise become ineligible to participate will be deemed to have requested a total withdrawal, with all vested shares distributed to them.

AEGON USA Producers’ Stock

Purchase Plan and Plan Trust

Notes to Financial Statements (continued)

1. Description of Plan (continued)

A participant becomes ineligible to participate in the Plan if they withdraw all of their shares from the Trust, if their contract or representation with a Participating Company terminates, or if they do not voluntarily contribute to the Plan for two full calendar years. Ineligible participants will not be allowed to resume participation in the Plan for at least one full calendar year.

Any nonvested benefits credited to an ineligible participant will be forfeited and reallocated to the remaining participants in their particular company or division. The forfeiture is calculated at the end of each year, based upon the remaining participants’ current-year voluntary contributions to the Plan.

Partial withdrawals that do not trigger ineligibility are permitted under certain circumstances. Generally, these are limited to a single annual withdrawal and are based upon the participant’s age and years of service with the Participating Company. The maximum annual withdrawals allowed are 10% after 15 years of participation or after age 55 and 20% after 20 years of participation or after age 60. In addition, a participant who has a vested value of $250,000 or more may withdraw an amount of vested shares in excess of this amount. Any such withdrawal may not exceed $250,000 of the participant’s vested shares per calendar year. Such withdrawal does not cause a forfeiture of any nonvested amounts contributed by the Participating Companies.

2. Summary of Significant Accounting Policies

Investments

Common stock is valued on the basis of the NYSE quoted market value as of the day of valuation. The change in the difference between the fair value and the cost of common stock is reported in the statements of income and changes in plan equity as the change in net unrealized appreciation/depreciation in fair value of investments. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average-cost method.

Dividend income is accrued on the ex-dividend date.

AEGON USA Producers’ Stock

Purchase Plan and Plan Trust

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks, including a concentration of investment in a single entity risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of financial condition.

Tax Status

The Trust is not structured to qualify as an exempt plan under Section 401(a) of the Internal Revenue Code (the Code) of 1986. The Trust, as established under Section 677 of the Code, is intended to be a taxable grantor trust of the participant subject to the provisions of Section 671 of the Code. Taxes of the Trust will be paid by the Trust and charged against the participants’ accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Guidance

On July 1, 2009, the FASB Accounting Standards CodificationTM (ASC or the Codification) was launched as the single source of authoritative nongovernmental generally accepted accounting principles. Guidance in the Codification is organized by Topic, each representing a collection of related guidance (e.g., Financial Services – Insurance). Topics are further subdivided into Subtopics (e.g., Insurance Activities), and Sections (e.g., Recognition, Measurement, or Disclosure). All guidance contained in the Codification carries an equal level of authority. The Plan adopted guidance that establishes the Codification as the source of authoritative generally accepted accounting principles for the period ended September 30, 2009. The adoption required updates to the Plan’s financial statement disclosures, but did not impact the Plan’s results of operations or financial position. This guidance was formerly known as Statement of Financial Accounting Standards (SFAS) No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162.

AEGON USA Producers’ Stock

Purchase Plan and Plan Trust

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

As of December 31, 2009 the Plan adopted ASC 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. The adoption did not impact the Plan’s results of operations or financial position. Management has evaluated the financial statements for subsequent events through the report date.

3. Fair Value Measurements

Effective January 1, 2008, the Plan adopted the provisions of ASC 820, Fair Value Measurements, for its financial assets and liabilities carried at fair value on a recurring basis in the consolidated financial statements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy which requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2 – Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments included in the statement of financial condition are in AEGON N.V. common stock and stated at fair value. These investments are based upon daily unadjusted quoted prices, and therefore are considered Level 1.

AEGON USA Producers’ Stock

Purchase Plan and Plan Trust

Notes to Financial Statements (continued)

4. Investments

Proceeds from sales of common stock, cost of stock sold, and related realized losses were as follows:

	Year Ended December 31
	2009	2008	2007
Proceeds	$2,432,446	$3,744,623	$7,914,870
Cost of stock sold	(2,432,686)	(3,745,693)	(7,928,472)

Realized losses	$(240)	$(1,070)	$(13,602)

The change in unrealized losses of common stock held by the Plan are summarized below:

	2009	2008	2007
Unrealized losses at beginning of year	$(39,131,457)	$(10,236,815)	$(6,878,407)
Change in unrealized losses	1,599,099	(28,894,642)	(3,358,408)

Unrealized losses at end of year	$(37,532,358)	$(39,131,457)	$(10,236,815)

5. Trust Assets

Ownership interests in the assets of the Trust are represented by trust shares. One trust share is equivalent to one share of common stock. Each participant is the owner of the number of trust shares representing deposits made to the Trust on their behalf. At December 31, 2009 and 2008, the Trust held 2,951,887 and 2,632,490 vested shares valued at $6.41 and $6.05 per share, respectively.

6. Plan Benefits Due to Vest

Under the terms of the Plan, Participating Company contributions held separately by the Trustee vest quarterly on the first day following the end of each calendar quarter. These nonvested Participating Company contributions held by the Trustee in the form of common stock had a fair value of $700,639 and $562,668 at December 31, 2009 and 2008, respectively.

7. Related-Party Transactions

The Participating Companies pay substantially all administrative and operating expenses of the Plan and the Trust, except that the participants pay any brokerage fees incurred in the purchase or sale of common stock attributable to their voluntary contributions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AEGON USA PRODUCERS’ STOCK PURCHASE PLAN

By:	/S/ BRENDA K. CLANCY
Name:	Brenda K. Clancy
Title:	Executive Vice President
Chief Operating Officer
AEGON USA, LLC

March 30, 2010